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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                               -----------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.__)


                     CUMBERLAND MOUNTAIN BANCSHARES, INC.
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                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
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                        (Title of Class of Securities)

                                  596405 10 0
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                                (CUSIP Number)

                               JAMES J. SHOFFNER
                     CUMBERLAND MOUNTAIN BANCSHARES, INC.
                            1431 CUMBERLAND AVENUE
                         MIDDLESBORO, KENTUCKY  40965
                                (606) 248-4584
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 APRIL 1, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

-------------------------------                          -----------------------
CUSIP NO. 596405 10 0                                          Page 2 of 7 Pages
-------------------------------                          -----------------------

================================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.

      JAMES J. SHOFFNER
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                   (a)  [ ]
                                                                   (b)  [ ]
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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS *

      PF
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
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                7   SOLE VOTING POWER             39,845
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER                0
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING     9   SOLE DISPOSITIVE POWER        40,368
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER           0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,368
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [X]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     IN
================================================================================

                   *  SEE INSTRUCTIONS BEFORE FILLING OUT!!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.
----------------------------

      The class of equity security to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of Cumberland Mountain Bancshares, Inc. (the "Company"), whose principal executive offices are located at 1431 Cumberland Avenue, Middlesboro, Kentucky 40965.

ITEM 2.  IDENTITY AND BACKGROUND.
-------------------------------

     (a)  The name of the person filing this statement is James J. Shoffner.

     (b) Mr. Shoffner's business address is 1431 Cumberland Avenue, Middlesboro, Kentucky 40965.

     (c) Mr. Shoffner is the president of Cumberland Mountain Bancshares, Inc., 1431 Cumberland Avenue, Middlesboro, Kentucky 40965.

     (d) Mr. Shoffner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Mr. Shoffner has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Shoffner  is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

      Mr. Shoffner has purchased 33,500 shares of the Common Stock with approximately $400,000 in personal funds and received 6,395 shares of the Common Stock in exchange for his shares of the common stock of Middlesboro Federal Bank, Federal Savings Bank in accordance with the Plan of Conversion of Cumberland Mountain Bancshares, M.H.C. and the Agreement and Plan of Reorganization of Middlesboro Federal Bank, Federal Savings Bank and the Company. In addition, Mr. Shoffner has the right to acquire the Common Stock pursuant to options issued under the Company's 1993 Stock Option Plan.

ITEM 4.  PURPOSE OF THE TRANSACTION.
-----------------------------------

      Mr. Shoffner has acquired the Common Stock as an investment. Mr. Shoffner does not have any present plans or proposals, either individually or in his capacity as trustee or executor which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f)  any change in the Company's business or corporate structure;

     (g) any change in the Company's charter, bylaws, or instruments corresponding thereto or other action which may impede the acquisition or control of the Company by any person;

     (h) causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

     (a) Mr. Shoffner may be deemed the beneficial owner of 40,368 shares of the Common Stock as of the date of this statement, representing 5.96% of the issued and outstanding shares including 523 shares which he has the right to acquire within 60 days pursuant to options issued under the Company's 1993 Stock Option Plan. Mr. Shoffner disclaims beneficial ownership of 41,696 shares of the Common Stock beneficially owned by his father, J. Roy Shoffner.

     (b) Mr. Shoffner has sole voting power over 39,845 shares of the Common Stock and has sole dispositive power over 40,368 shares of the Common Stock.

     (c) During the past 60 days, Mr. Shoffner has effected the following transactions in the Common Stock:


                        AMOUNT OF          PRICE            NATURE OF
          DATE          SECURITIES         PER SHARE        TRANSACTION
          ----          ----------         ---------        -----------
          3/31/97         6,345                N/A          Exchange
          4/1/97         13,500             $11.75          Open-market purchase
          4/1/97         20,000             $12.00          Open-market purchase

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     (d)  No other person has any interest in the securities reported on pursuant to this statement on Schedule 13D.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------------------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

      There are no contracts, arrangements, understandings or relationships between the undersigned and any other person with respect to the issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

     None

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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    June 10, 1997                            /s/ JAMES J. SHOFFNER
---------------------                     --------------------------------
        Date                                         Signature

                                                 JAMES J. SHOFFNER
                                          --------------------------------
                                                        Name

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